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                             January 18, 2023

       Ran Daniel
       Chief Financial Officer
       Nano-X Imaging Ltd.
       Communication Center
       Neve Ilan , Israel 9085000

                                                        Re: Nano-X Imaging Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed May 2, 2022
                                                            Response Letter
Dated January 5, 2023
                                                            File No. 001-39461

       Dear Ran Daniel:

              We have reviewed your January 5, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 5, 2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 5. Operating and Financial Review and Prospects
       E. Critical Accounting Estimates, page 90

   1. We note your response and draft disclosures provided in response to comment 3. Please tell us your
consideration of also providing the requested disclosures for impairment of long-lived assets
considering the significance of property and equipment and intangible assets to your
financial statements and also legal and other contingencies considering the three legal proceedings
and the SEC investigation.
   2. We note your response to comment 4. Please provide us with a draft of the disclosures that you intend to
include in your fiscal year 2022 Form 20-F that provide the requested
 Ran Daniel
Nano-X Imaging Ltd.
January 18, 2023
Page 2
         information regarding testing goodwill for impairment. In this regard, the related draft disclosures provided in response to comment 3 do not provide any company-specific or quantitative information requested. We further note that you performed an interim test of goodwill during the second quarter of fiscal year 2022, which resulted in the recognition of a $14.3 million goodwill impairment charge associated with the AI Solutions segment.
       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355, if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,
FirstName LastNameRan Daniel
                                                             Division of
Corporation Finance
Comapany NameNano-X Imaging Ltd.
                                                             Office of
Industrial Applications and
January 18, 2023 Page 2                                      Services
FirstName LastName